UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

MathStar, Inc.

(Name of Subject Company)

MathStar, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

576801302

(CUSIP Number of Class of Securities)

Alex H. Danzberger, Jr.

Chief Executive Officer and Chief Financial Officer

19075 NW Tanasbourne Drive, Suite 200

Hillsboro, Oregon  97124

(503) 726-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michele D. Vaillancourt	Karen V. Bertulli
Winthrop & Weinstine, P.A.	Winthrop & Weinstine, P.A.
225 South Sixth Street, Suite 3500	225 South Sixth Street, Suite 3500
Minneapolis, Minnesota 55402	Minneapolis, Minnesota 55402
(612) 604-6400	(612) 604-6400

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Explanatory Note

This Amendment No. 10 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, including all exhibits thereto (as amended from time to time, the “Statement”), originally filed by MathStar, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 12, 2009, as amended on June 26, 2009, July 2, 2009, July 7, 2009, July 13, 2009, July 15, 2009, July 17, 2009, July 23, 2009, August 24, 2009 and September 4, 2009 relating to the unsolicited offer by Tiberius Capital II, LLC, an Illinois limited liability company (the “Purchaser”), as disclosed in the Tender Offer Statement on Schedule TO dated June 1, 2009, and as amended on June 22, 2009, July 1, 2009, July 6, 2009, July 9, 2009, July 14, 2009, July 16, 2009, July 17, 2009, July 21, 2009, August 17, 2009, September 1, 2009 and October 1, 2009 (as previously amended or supplemented, the “Schedule TO”), to acquire all of the 9,181,497 outstanding shares of common stock  (the “Shares”), par value $0.01 per share, of the Company (the “Common Stock”), at a net price per Share equal to $1.45 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated June 1, 2009, as amended (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” and, together with the Offer to Purchase and any amendments or supplements, the “Offer”).  Capitalized terms used but not defined herein have the meanings set forth in the Statement.  Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 8. Additional Information.

The purpose of this Amendment No. 10 to Schedule 14D-9 is to disclose that the Offer expired at 11:59 p.m., New York City time, on Wednesday, September 30, 2009, without acceptance by Purchaser of the tendered shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MathStar, Inc.

By:	/s/ Alex H. Danzberger
Name:	Alex H. Danzberger
Title:	Chief Executive Officer and Chief Financial Officer

Dated: October 2, 2009